Exhibit 11

EXHIBIT 11 –	COMPUTATION OF EARNINGS (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended March 31,
	2011	2010
NUMERATOR:
Loss attributable to the Company – common shares	$(9,541)	$(47,782)
Less: Participating securities dividends	1,213	1,150
Less: Income (loss) attributable to the Company – unvested shares	—	—

Net loss attributable to the Company per common share – basic and diluted	$(10,754)	$(48,932)

DENOMINATOR:
Weighted average common shares outstanding – basic	355,793	355,461
Effect of dilutive securities:
Stock options and restricted stock (1)	—	—

Weighted average common shares outstanding – diluted	355,793	355,461

Net loss attributable to the Company per common share:
Basic	$(0.03)	$(0.14)
Diluted	$(0.03)	$(0.14)

(1)	Equity awards of 6.4 million and 6.2 million were outstanding as of March 31, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.